NEWS RELEASE August 4, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN MINERALS LTD. COMPLETES THE SALE OF ELK GOLD PROJECT

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE AMEX) is pleased to announce that it has completed the sale to Gold Mountain Mining Corporation (“Gold Mountain”; formerly Beanstalk Capital Inc.) of a 100% interest in the Elk Gold Project located near Merritt, British Columbia (the "Elk Gold Project"). Effective July 7, 2011, Beanstalk Capital Inc. changed its name to Gold Mountain Mining Corporation, the common shares of which are now trading on Tier 1 of the TSX Venture Exchange (the “Exchange”) under the symbol GUM.

Almaden sold the Elk Gold Project in exchange for the issuance of 37,000,000 common shares of Gold Mountain (the "Acquisition Shares") and a 2% net smelter returns royalty pursuant to an Asset Purchase Agreement dated February 15, 2011, as subsequently amended between Gold Mountain and Almaden. The Acquisition Shares will be subject to resale restrictions and escrow requirements under applicable securities laws and policies of the Exchange. In addition, 2,000,000 of the Acquisition Shares will be subject to additional escrow requirements.  As announced in an Almaden news release of June 17, 2011, Almaden assigned and sold 8.25 million of the 37 million common shares of Gold Mountain at $0.355 per share to raise gross proceeds of $2,928,750 and now holds 28.75 million common shares of Gold Mountain.

Concurrently with the completion of the acquisition of the Elk Gold Project, Duane Poliquin and Morgan Poliquin were appointed as new directors of Gold Mountain, James O'Rourke was appointed as Chairman, and Rodney Shier was appointed as Corporate Secretary of the Company. The directors of the Company are now James O'Rourke, Rodney Shier, Duane Poliquin (Chairman of Almaden), Morgan Poliquin (President and CEO of Almaden), Michael Varabioff and H. Leo King. The officers of the Company are James O'Rourke, Chief Executive Officer and Chairman, and Rodney Shier, Chief Financial Officer and Corporate Secretary.

“The completion of the sale of the Elk Deposit is exciting news. This transaction crystallizes significant value for Almaden's Elk deposit," says J. Duane Poliquin, Chairman of Almaden. "Gold Mountain is uniquely positioned to develop the Elk deposit by virtue of an experienced Board of Directors and management team, which has brought a number of mines into production in British Columbia, has strong financing abilities and a track record of social and environmental stewardship in communities in which they have operated.  With the Elk deposit as its principal asset, we believe Gold Mountain will have an excellent foundation to build a gold production growth profile. This transaction gives Almaden the option of maintaining exposure to the potential growth of Elk and future production through a meaningful shareholding in a high-quality, diversified production management team. Ultimately, this capital will be deployed to build Almaden, leaving our company in an exceptionally strong strategic and financial position.”

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”

___________________________

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.